Earth Robotics Inc.



ANNUAL REPORT

6355 NW 36TH ST STE 307

VIRGINIA GARDENS, FL 33166

(305) 799-8612

https://www.earthrobotics.co/

This Annual Report is dated April 10, 2023.

BUSINESS

Company Overview

Earth Robotics, Inc. ("Earth Robotics" or the "Company") is a Florida-based company automating Food Delivery inside Residential Buildings with breakthrough, fully automated robotic technology and Off-site urban Logistics Centers (MicroHub) for parcels.

We automate the final 500 feet of the e-commerce delivery journey. Earth Robotics is like an autonomous personal valet for package and food deliveries in your condo residence.

Business Model

Monthly subscription for residents and management buildings.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $335,000.00
Use of proceeds: Startup Funds
Date: January 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 6,800,000
Use of proceeds: Founders' shares
Date: August 20, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 66,680
Use of proceeds: Research & Development
Date: September 01, 2022
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 46,675
Use of proceeds: Development
Date: February 14, 2023
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $5,005.00
Number of Securities Sold: 3,850
Use of proceeds: Marketing
Date: February 16, 2023
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,000.00
Number of Securities Sold: 13,340
Use of proceeds: Development
Date: May 10, 2022

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results - 2022 Compared to 2021

Operating Results – 2022 Compared to 2021
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from an autonomous package delivery ecosystem. The system can be deployed in both multi-dwelling residential buildings and commercial office campuses.

Cost of sales

The Company is currently pre-revenue and it doesn't have Cost of sales

Gross margins

The Company is currently pre-revenue and it doesn't have Gross Margins

Expenses

The Company is currently pre-revenue and it doesn't have Expenses

Historical results and cash flows:

The Company is currently in the research and development; stage and pre-revenue; We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company was doing research and development of the technology to introduce it as a product in 2023.

Past cash was primarily generated through equity investments from founders and friends and families. Our goal is to achieve our next investment round to introduce the Company to a new business model where the Company will start generating revenues.

Liquidity and Capital Resources

At December 31, **2022** the Company had cash of $27,613.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ismael Emacha

Ismael Emacha's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member, Director, CEO
Dates of Service: January, 2020 - Present
Responsibilities: Team management, strategic decision making, product design. Ismael does not receive compensation.

Name: Amir Emacha

Amir Emacha's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member, Director and COO
Dates of Service: January, 2020 - Present
Responsibilities: Helping with all the legal documents, financials and any extra help. Amir does not receive compensation.

Other business experience in the past three years:

Employer: Ohragutang Studio
Title: Co-Founder
Dates of Service: May, 2019 - January, 2020
Responsibilities: Ohrangutan Studio App is the one stop shop for content creators, it's not just about the colors. For everyone that wants to enrich their videos + photos stories. OHRANGUTANG STUDIO is the most efficient tool to achieve prIme content in seconds, we understand the need of customization, so we develop a way to modify all of our existing flavors and if that's not enough, you'll have the ability to create some of your own. Now go tell your story, and make sure you share it!

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31 2022 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Title of class: Common Stock
Stockholder Name: Ismael Emacha
Amount and nature of Beneficial ownership: 3,800,000
Percent of class: 52.11

Title of class: Common Stock
Stockholder Name: Amir Emacha
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 41.14

RELATED PARTY TRANSACTIONS

Related Party Transactions
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Name of Entity: Friendots LLC
Names of 20% owners: A company fully owned by one of the major shareholders of Earth Robotics
Relationship to Company: Shareholder
Nature / amount of interest in the transaction: During 2022, the related parties Friendots LLC (a company fully owned by one of the major shareholders of Earth Robotics) performed software services for Earth Robotics in the amount of $48,000.
Material Terms: During 2022, the related parties Friendots LLC (a company fully owned by one of the major shareholders of Earth Robotics) performed software services for Earth Robotics in the amount of $48,000.

Name of Entity: Fix Computer LLC
Names of 20% owners: A company fully owned by one of the major shareholders of Earth Robotics
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: During 2022, the related parties Fix Computer LLC (a company fully owned by one of the major shareholders of Earth Robotics) performed software services for Earth Robotics in the amount of $30,800.
Material Terms: During 2022, the related parties Fix Computer LLC (a company fully owned by one of the major shareholders of Earth Robotics) performed software services for Earth Robotics in the amount of $30,800.

OUR SECURITIES

Our Company Securities
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The company has authorized Common Stock, and SAFE 2021. As part of the Regulation Crowdfunding raise, the Company will be offering up to 525,531 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 7,288,795 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE 2021

The security will convert into Preferred stock and the terms of the SAFE 2021 are outlined below:

Amount outstanding: $335,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Discount Price
Material Rights

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Discount Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out

Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology and robotics development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. We may never have an operational product or service It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Earth Robotics, Inc was formed on 08/20/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Earth Robotics, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Earth Robotics, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Earth Robotics, Inc could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 10, 2023.

Earth Robotics Inc.

By   /s/ *Ismael Emacha*

        Name: Earth Robotics INC

        Title: CEO

Exhibit A

FINANCIAL STATEMENTS

EARTH ROBOTICS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Earth Robotics, Inc.
Miami, Florida

We have reviewed the accompanying financial statements of Earth Robotics, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 15, 2023
Los Angeles, California

EARTH ROBOTICS INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,	**2022**	**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 27,613	$ 3,807
Total Current Assets	**27,613**	**3,807**
Property and Equipment, net	166,914	127,510
Right-of-Use Asset (ROUA)	127,492	-
Intangible Assets	81,786	40,169
Total Assets	**$ 403,805**	**$ 171,486**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current Lease Liability	21,737	-
Total Current Liabilities	**21,737**	**-**
Simple Agreement for Future Equity (SAFEs)	362,917	335,000
Non-Current Lease Liability	105,756	-
Total Liabilities	**490,409**	**335,000**
STOCKHOLDERS EQUITY		
Common Stock	362	100
Additional Paid in Capital	707,197	601,490
Retained Earnings/(Accumulated Deficit)	(794,163)	(765,105)
Total Stockholders' Equity	**(86,604)**	**(163,514)**
Total Liabilities and Stockholders' Equity	**$ 403,805**	**$ 171,486**

See accompanying notes to financial statements.

EARTH ROBOTICS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 362,405	$ -
Cost of Goods Sold	120,000	-
Gross profit	242,405	-
Operating expenses		
General and Administrative	215,005	171,323
Research and Development	18,000	412,151
Sales and Marketing	2,771	30,512
Total operating expenses	235,775	613,987
Operating Income/(Loss)	6,630	(613,987)
Interest Expense	7,771	-
Other Loss/(Income)	27,917	-
Income/(Loss) before provision for income taxes	(29,058)	(613,987)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (29,058)	$ (613,987)

See accompanying notes to financial statements.

EARTH ROBOTICS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2020	**100,000**	**$ 100**	**$ 187,628**	**$ (151,118)**	**$ 36,610**
Capital Contribution			413,862		413,862
Net income/(loss)				$ (613,987)	(613,987)
Balance—December 31, 2021	**100,000**	**100**	**601,490**	**$ (765,105)**	**$ (163,514)**
Issuance of Stock	262,106	262	105,707		105,969
Net income/(loss)				(29,058)	(29,058)
Balance—December 31, 2022	**362,106**	**$ 362**	**$ 707,197**	**$ (794,163)**	**$ (86,604)**

See accompanying notes to financial statements.

EARTH ROBOTICS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(29,058)	$	(613,987)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		52,318		33,974
Amortization of Intangibles		9,613		4,490
Change in Fair Value of SAFEs		27,917		
Net cash provided/(used) by operating activities		**60,789**		**(575,523)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(91,722)		(127,945)
Purchases of Intangible Assets		(51,230)		(42,472)
Net cash provided/(used) in investing activities		**(142,952)**		**(170,418)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		105,969		413,862
Borrowing on SAFEs		-		335,000
Net cash provided/(used) by financing activities		**105,969**		**748,862**
Change in Cash		23,806		2,922
Cash—beginning of year		3,807		885
Cash—end of year	$	**27,613**	$	**3,807**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	7,771	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-	$	-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Earth Robotics Inc. was incorporated on August 20, 2020, in the state of Delaware. The financial statements of Earth Robotics Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

We are a robotics company working to solve the current problem of the package overflow buildings are facing these days. We have recently launched an autonomous package delivery ecosystem, made up of an autonomous bot, elevator control system, user app, ground-level package storage, and charging center. The system can be deployed in both multi-dwelling residential buildings and commercial office campuses.   Earth Robotics offers the possibility of making people's lives easier by bringing our robots into residential complexes, taking all package deliveries to a new level. Health and safety are the primary focus.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Hardware	5 years
Equipment	5 years
Office equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

The Company capitalizes its software development costs which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Income Taxes

Earth Robotics Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from an autonomous package delivery ecosystem. The system can be deployed in both multi-dwelling residential buildings and commercial office campuses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $2,771 and $30,512, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 15, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed balance sheet in 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 140,672	$ 140,672	$ 140,672
Liabilities				
Current portion of lease obligation	-	21,737	21,737	$ 21,737
Lease obligation	-	107,749	107,749	$ 107,749
Deferred rent current	-	-	-	$ -
Deferred rent non-current	-	-	-	$ -
Equity				
Retained Earnings	-	11,187	11,187	$ 11,187
Total	$ -	$ -	$ -	$ -

3.   PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Hardware	$	233,292	$	141,570
Equipment		15,589		15,589
Office equipment		12,709		12,709
Property and Equipment, at Cost		261,590		169,868
Accumulated depreciation		(94,676)		(42,358)
Property and Equipment, Net	$	166,914	$	127,510

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $52,318 and $33,974, respectively.

4.   INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,		2022		2021
Software	$	88,132	$	44,902
Patent		8,000		-
Intangible assets, at cost		96,132		44,902
Accumulated amortization		(14,346)		(4,733)
Intangible assets, Net	$	81,786	$	40,169

Entire intangible assets have been amortized. Amortization expenses for intangible assets for the fiscal year ended December 31, 2022, and 2021 were in the amount of $9,613 and $4,490, respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2022:

Period		Amortization Expense
2023	$	(9,613)
2024		(9,613)
2025		(9,613)
2026		(9,613)
Thereafter		(43,333)
Total	$	(81,786)

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 400,000 shares of Common Stock with a par value of $0.001. As of December 31, 2022, and December 31, 2021, 362,106 shares and 100,000 Common Stock have been issued and are outstanding, respectively.

6.   DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31,	
					2022	2021
Safes 2021	$ 335,000	Fiscal Year 2021	not set	20%	$ 335,000	$ 335,000
Change in Fair Value					$ 27,917	$ -
Total SAFE(s)	**$ 335,000**				**$ 362,917**	**$ 335,000**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Discount Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Leases

In May of 2022, the Company entered into lease agreement with Las Mercedes Holding III, LLC for renting of business premises. The lease has original period expiring on May 31, 2027. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2022 as a result of the adoption of the accounting standard update on leases were as follows:

Supplemental balance sheet information related to leases is as follows:

	December 31, 2022
Lease liability	
Beginning balance	$ -
Additions	$ 140,672
Lease payments	(13,180)
Balance at end of period	$ 127,492

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 33,448
2024	35,120
2025	36,876
2026	38,720
2027	16,460
Thereafter	-
Total	$ 160,625

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (94,807)	$ (1,720)
Valuation Allowance	94,807	1,720
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (134,999)	$ (40,192)
Valuation Allowance	134,999	40,192
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $111,359, and the Company had state net operating loss ("NOL") carryforwards of approximately $23,640. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

In 2022 Earth Robotics Inc it has being doing business with Friendots LLC a Company owned by Amir Emacha, a shareholder at Earth Robotics. Friendots it is a software development company that is helping Earth Robotics on his development of software. Earth Robotics paid to Friendots $43,000.00 in 2022.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 15, 2023, which is the date the financial statements were available to be issued.

In January of 2023, the Company declared a 20 for 1 forward stock split and the Company is now to authorize to issue 15,000,000 with a par value of $0.001 per share. As of March 15, 2023, 7,242,120 shares of Common Stock have been issued and are outstanding.

In February of 2023, 50,525 shares were issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Ismael Emacha , Principal Executive Officer of Earth Robotics Inc., hereby certify that the financial statements of Earth Robotics Inc. included in this Report are true and complete in all material respects.

Ismael Emacha

CEO